

ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

August 8, 2012

Ryan A. Murr
(415) 315-6395
ryan.murr@ropesgray.com

__Via Email and Federal Express__

August 8, 2012

Mr. Craig Olinger
Deputy Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Division 100 F Street, N.E.
Washington, D.C. 20549-4628

Re: Apricus Biosciences, Inc.
        Request to Omit Certain Audited Financial Statements in Form 8-K/A

Dear Mr. Olinger:

We are submitting this letter on behalf of our client, Apricus Biosciences, Inc. (the "Company" or "Apricus") to the Staff of the Securities and Exchange Commission (the "Commission") to request the Staff's concurrence, pursuant to Rule 3-13 of Regulation S-X ("Rule 3-13"), to omit certain financial statements otherwise required by Rule 3-05 of Regulation S-X ("Rule 3-05"). For the reasons set forth below, the Company is unable to prepare audited financial statements for the acquired business for periods prior to May 16, 2011. The Company has concluded that the inclusion of audited financial statements for the acquired business for periods prior to May 16, 2011 is not necessary for the protection of investors and would subject the Company to an undue burden.

<p style="text-align:center;">Executive Summary</p>

On May 16, 2011 (the "Acquisition Date") Scomedica, a company incorporated in France, was sold by its then parent company, Wockhardt France (Holdings) SAS ("Wockhardt France") as part of the French equivalent of a bankruptcy reorganization, to Finesco, an unrelated holding company incorporated in France. Finesco was formed for the purpose of acquiring Scomedica, and Scomedica was its sole asset at that time. On July 12, 2012, the Company acquired all of the outstanding capital stock of Finesco and thereby also acquired Scomedica as an indirect wholly owned subsidiary. On July 13, 2012, the Company filed a Current Report on Form 8-K (the "Acquisition 8-K") disclosing, among other items, the completion of the acquisition under Item 2.01 and an undertaking under Item 9.01 to file audited financial statements of the acquired business for the 2010 and 2011 fiscal years (the "Required Financial Statements") within 71 days after the date the Acquisition 8-K was due (September 27 2012).

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Since filing the Acquisition 8-K, the Company has discovered that it is unable to prepare the Required Financial Statements. While the Company has made a significant effort and has incurred significant costs attempting to prepare the Required Financial Statements, it has been unable to obtain the necessary information to allow the preparation of financial statements for periods prior to May 16, 2011. The Company has discussed this matter with executives of Wockhardt France and has been informed that Wockhardt France is experiencing financial difficulty, has significantly cut its accounting staff and other resources and that Wockhardt France will be unable to provide access to the necessary financial records.[1] Further, even if some financial information could be obtained it would not be expected to be in a form that would enable the Company to prepare International Financial Reporting Standards ("IFRS") compliant financial statements without unreasonable cost and effort, if at all. More importantly, as explained below, the Company does not believe that financial information for periods prior to the Acquisition Date would be of value to its shareholders in evaluating the acquired business. This belief is based on the effects of the bankruptcy and the fundamentally different operations conducted by Scomedica thereafter, as explained more fully below.

Description of Apricus

Apricus is a San Diego-based specialty pharmaceutical company, with commercial products in the oncology supportive care market and a product pipeline of other investigational drugs across numerous therapeutic classes. Its common stock trades on the NASDAQ Capital Market. Apricus acquired Finesco in order to expand its commercial operations by gaining access to a commercial sales force in France.

Acquisition Background

Finesco and Scomedica Background

Scomedica was incorporated on July 15, 1993. On October 14, 2010, the Commercial Court of Versailles (the "Court") opened a "safeguard" procedure against Scomedica and Wockhardt France, Scomedica's parent company at the time. The "safeguard" procedure allows a solvent company facing insurmountable difficulties to petition to be restructured under court supervision. At that time, Scomedica's business included (i) providing direct sales services, and (ii) conducting promotional activities on behalf of selected pharmaceutical companies. More specifically, the operations of Scomedica prior to the Acquisition Date included approximately 105 employees, generating annual turnover of approximately €8.7M. Of this, approximately 25% of the employees and 14% of the revenue were attributable to the direct sales business.[2] Additionally, the nature of the direct sales business was very different from the promotional activities business. The direct sales business required the company to carry significant inventory and the operations included over one hundred customers, whereas the operations related to promotional activities (which are the only ongoing operations of Scomedica) require the company to carry no inventory and currently only includes two customers.

On February 25, 2011, the Court authorized Scomedica to sell the portion of its business relating to its direct sales business. The sale of this business was consummated between Scomedica and

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[1] According to a press release dated August 6, 2012, Wockhardt has been in the process of restructuring its debt following financial difficulties, including defaulting on a portion of its debt. See http://www.thehindubusinessline.com/companies/article3735009.ece.

[2] These percentages are estimates and not supported by accounting records sufficient to prepare International Financial Reporting Standards compliant financial statements.

Niverpharm on February 28, 2011. The business transfer agreement provided, in part, for the transfer of Scomedica's clientele-related to the direct sales business, along with certain related agreements and employees.

On April 21, 2011, the Court authorized the sale of Scomedica, consisting of the promotional activities business, by Wockhardt France to Finesco for nominal consideration (an amount of €1) which was completed on May 16, 2011 pursuant to a framework agreement entered into between Wockhardt France and Mr. Gérard Burger, the principal stockholder of Finesco (the "Acquisition").

Following the sale of Scomedica by Wockhardt France, neither Scomedica nor Finesco have any contractual rights to compel Wockhardt France to produce historical financial or other documents relating to Scomedica's activities prior to the Acquisition Date.

Acquisition of Finesco by Apricus

On July 12, 2012, Apricus acquired the holding company Finesco, which conducts its promotional operations for selected pharmaceutical companies through its wholly owned subsidiary Scomedica. Finesco is a foreign business, as that term is defined by Rule 1-02(l) of Regulation S-X. Accordingly, it is subject to the financial statement requirements of Item 8.A.5 of Form 20-F. Subsequent to the acquisition, Apricus has reviewed Scomedica's historical financial records and has contacted representatives of Wockhardt France to request additional financial records needed to prepare the Required Financial Statements in accordance with the requirements of IFRS, as well as to enable PricewaterhouseCoopers, LLP, the Company's registered independent public accounting firm ("PwC"), to conduct an audit of these financial statements. However, Wockhardt France has been unable to provide sufficient financial records to enable the preparation of the Required Financial Statements for periods prior to the Acquisition Date. Since the Acquisition, key Wockhardt France personnel who were responsible for financial reporting and accounting have left the company. Apricus believes that Wockhardt France lacks the necessary resources to compile and synthesize the financial information the Company would require to allow it to prepare IFRS-compliant financial statements for Scomedica for periods prior to the Acquisition Date.

Additionally, we note that the preparation of the Required Financial Statements is further complicated by the changes in the nature of the Scomedica business occurring as a result of the Court restructuring. More specifically, the definition of "business" in Rule 11-01(d) includes "whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations." Consistent with this definition, in the context of the Acquisition, the term "business" should refer to the operations at the time of the Acquisition and that Scomedica will conduct moving forward. Based on the changes in Scomedica's operations as a result of the restructuring in Court, as discussed above, the Company believes that Rule 3-05 would exclude the results of operations related to the direct sales business and any other operations of Wockhardt France prior to the Acquisition Date that were not part of the Acquisition. It should also be noted that as a result of the Acquisition, the accounting basis under IFRS would have changed on May 16, 2011 and thus the financial information for earlier periods would not have been presented on a comparable basis.

However, any financial records and results of operations that the Company would hope to receive from Wockhardt France for periods prior to the Acquisition Date (assuming that the Company could actually gain access to these records, which it has been unable to do) would include the direct sales business that was not acquired by the Company. Because this portion of the business was significant, it should be excluded from the financial statements required by Rule 3-05 of Regulation S-X consistent with the guidance published by the staff in Section 2065 of the Financial Reporting Manual. The preparation

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of the Required Financial Statements would therefore require significant estimates and assumptions to prepare carved-out financial statements of the business that was acquired from historical Wockhardt France results. However, the absence of corporate records and personnel who are familiar with the historical operations of Wockhardt France further frustrates the ability of Apricus to obtain the necessary information to make such estimates and assumptions, and then properly prepare financial statements of the acquired business.

Reporting Obligation for Finesco Acquisition

Item 9.01 of Form 8-K requires registrants to provide historical financial statements for certain acquired businesses for the periods specified in Rule 3-05. Because the acquisition of Finesco represents greater than 50% significance to the Company based on the investment test, and because the Company has net revenues in its most recent fiscal year of less than $50 million, the Company is required to provide two years of audited financial statements for the acquired business. Pursuant to Rule 3-05(c), the financial statements may be prepared in accordance with IFRS because Scomedica is a foreign business. The Company has engaged PwC in France to audit Scomedica's financial statements. The Company is obligated to file an amended Current Report on Form 8-K/A including the Required Financial Statements on or before September 27, 2012. If the Company fails to comply with this deadline, among other consequences, the Company will lose its Form S-3 eligibility pursuant to General Instruction I.A.3.(b) of that form.

Obligation to File Resale Registration Statement

As consideration for the purchase of Scomedica, the Company paid to the sellers at closing a number of shares of Apricus common stock with a value of €7,000,000; additional consideration may be paid pursuant to an earn-out under the purchase agreement. These shares were issued in a private placement transaction and thus are restricted under the Securities Act of 1933. Accordingly, the parties agreed in the purchase agreement that the Company shall file a registration statement to register the resale of the restricted stock by the sellers. The deadline for causing the registration statement to become effective is October 8, 2012. However, the registration statement cannot be declared effective until the Form 8-K/A is filed.

Proposed Disclosure

The Company requests your concurrence that the following audited financial statements prepared in accordance with IFRS may be provided in lieu of audited financial statements for the fiscal years 2010 and 2011:

(i) May 16, 2011 (Acquisition Date) through December 31, 2011 (Finesco's fiscal year end); and

(ii) January 1, 2012 through March 31, 2012 (collectively, the "Proposed Financial Statements")

As a foreign business, the Company is not required to provide interim financial information in the Form 8-K and interim information is never required to be audited. However, as the Company is unable to provide financial statements for periods prior to May 16, 2011, the Company believes that providing audited information for this more current interim period would be beneficial to investors.

Additionally, the Company will provide the pro forma information required by Article 11 of Regulation S-X, which will include both income statement information for the year ended December 31, 2011 and the six months ended June 30, 2012. The income statement information for the year ended December 31, 2011 will reflect the acquisition having occurred on May 16, 2011 for the same reasons that

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audited financial information cannot be provided. The pro forma information will clearly disclose this fact and the reason for the presentation.

As discussed below, the Company believes this is consistent with the Commission's interest in protection of investors, while not imposing an undue burden on the Company.

Analysis

Rule 3-05 requires audited historical financial statements of the "business" acquired. Rule 3-13 states that the Commission can permit the omission of financial statements upon the informal request of the registrant if doing so is consistent with the protection of investors. Rule 3-13 further states that the Commission may require other financial statements in substitution for the financial statements otherwise required by Regulation S-X.

Protection of Investors

As stated above, the Company has made a good faith effort to obtain historical financial records from Wockhardt France for periods prior to the Acquisition Date. However, the Company does not have the ability to compel Wockhardt France to produce the information, nor does the Company believe that Wockhardt France has the present ability to produce the necessary information for the preparation of such carve-out financial statements.

The Company believes that disclosure of the Proposed Financial Statements provides more current and accurate disclosure regarding the current and future operations of the acquired business and therefore is of greater value to investors than providing historical carve-out financial statements for a business that has since been recapitalized in a bankruptcy-like process. The Company primarily based its investment decision on the strength of the current management team, the access Scomedica would give the Company to the French market and Scomedica's results of operations for the periods subsequent to the Acquisition Date. For these reasons, we respectfully submit that disclosure of the Proposed Financial Statements is consistent with the protection of investors.

Undue Burden on the Company

Attempting to comply with Rule 3-05 in these unique circumstances imposes a significant burden on the Company. The Company is incurring significant expenses as it attempts to gather the necessary information to prepare the required audited financial statements and, more importantly, the Company has been unsuccessful in obtaining the needed documents to prepare the Required Financial Statements or to allow PwC to audit the Required Financial Statements. Accordingly, we respectfully submit that requiring the Company to continue to expend efforts to accomplish what it believes cannot be done represents an undue burden.

Further, we note that if the Company is delinquent in filing the Form 8-K/A, the subsequent loss of Form S-3 eligibility will restrict the Company's ability to raise capital in the future. Additionally, failing to comply with the effectiveness deadline for the resale registration statement will cause the Company to default in its obligations to the selling stockholders, which default is also not in the interests of the Company's stockholders.

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Conclusion

For the foregoing reasons, the Company respectfully requests your concurrence that presentation of the Proposed Financial Statements should be permitted by the Commission pursuant to Rule 3-13 of Regulation S-X. We believe this approach is consistent with the Commission's interest in providing fulsome, yet probative, disclosure to stockholders, without subjecting registrants to an undue burden, as would be the case in these unique circumstances.

If you should have any questions about this letter or require any further information, please call the undersigned at (415) 315-6300 or Randy J. Berholtz, Executive Vice President, General Counsel & Secretary of the Company, at (858) 222-8041. If it would be helpful, we, the Company, and representatives of PricewaterhouseCoopers can be available for a call to discuss the matter further.

Sincerely,

Ryan A. Murr

Ryan A. Murr

cc: Randy J. Berholtz, Apricus Biosciences, Inc.
Steve Martin, Apricus Biosciences, Inc.
William Molloie, PricewaterhouseCoopers LLP

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